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Exhibit 12

Six Flags Entertainment Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor	Predecessor
	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010	Year Ended December 31,

			2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations	$85,406	$539,190	$(160,088)	$(58,073)	$(189,269)	$(165,324)
Income tax expense	11,177	112,648	2,902	116,630	6,203	4,318
Interest expense	54,455	74,375	106,313	185,370	207,335	208,679
Net loss (gain) on debt extinguishment	18,493	—	—	(107,743)	8,870	—
1/3 of rental expense	1,959	923	3,082	3,146	3,027	2,849

Adjusted earnings	$171,490	$727,136	$(47,791)	$139,330	$36,166	$50,522

Fixed Charges:
Interest expense	$54,455	74,375	$106,313	$185,370	$207,335	$208,679
1/3 of rental expense	1,959	923	3,082	3,146	3,027	2,849

Total fixed charges	56,414	$75,298	$109,395	$188,516	$210,362	$211,528
Ratio of earnings to fixed charge	3.0x	9.7X	N/A	0.7x	0.2x	0.2x

Excess (deficiency)	$115,076	$651,838	$(157,186)	$(49,186)	$(174,196)	$(161,006)

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  Exhibit 12
Six Flags Entertainment Corporation Computation of Ratio of Earnings to Fixed Charges (in thousands)